FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a notice regarding a change to the Forbearance Form distributed today by Ultrapetrol (Bahamas) Limited (the "Company") to holders of its 8.875% First Preferred Ship Mortgage Notes due 2021 in connection with the Company's recent forbearance solicitation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ Cecilia Yad
Name: Cecilia Yad
Title: Chief Financial Officer

Dated: February 8, 2016

Exhibit 1

ULTRAPETROL (BAHAMAS) LIMITED
8 7/8% First Preferred Ship Mortgage Notes due 2021
(CUSIP 90400X AF1 / ISIN US 90400X F15)

NOTICE REGARDING CHANGE TO FORBEARANCE FORM IN CONNECTION WITH THE FORBEARANCE SOLICITATION OF ULTRAPETROL (BAHAMAS) LIMITED

Reference is hereby made to the forbearance solicitation by Ultrapetrol (Bahamas) Limited, a Bahamas corporation (the "Issuer") to Holders as of the Record Date of the Issuer's outstanding 8 7/8% First Preferred Ship Mortgage Notes due 2021 (the "Notes") as described in the Forbearance Solicitation Statement dated January 29, 2016 (the "Forbearance Solicitation Statement") and the accompanying Forbearance Form (the "Forbearance Form"). Capitalized terms used herein but not defined herein have the meanings given to them in the Forbearance Solicitation Statement.

The Company is hereby amending the Forbearance Form by deleting in its entirety the last bullet point in Item 4, Deemed Representations, Warranties and Agreements of Forbearing Holders under "INSTRUCTIONS FOR FORBEARING HOLDERS, FORMING PART OF THE TERMS AND CONDITIONS OF THE FORBEARANCE SOLICITATION."

Except as set forth herein, no changes are made to the Forbearance Solicitation Statement or the Forbearance Form, AND NO EXTENSION IS MADE TO THE EXPIRATION DATE, WHICH REMAINS 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 9, 2016.   Any Forbearance delivered to the Tabulation Agent prior to the amendment set forth herein shall remain in full force and effect (unless subsequently revoked by the consenting Holder) and shall be deemed to have been made pursuant to the Forbearance Form as so amended.